Exhibit 12.1

	COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Quarter Ended March 31,

	2008	2009	2010	2011	2012	2013
Earnings
Pre-tax (loss)/income before income from equity investee	(25,928,057)	3,774,572	8,131,264	12,410,708	3,142,762	5,505,183

Add:

Fixed charges	4,865,475	5,293,617	8,575,607	9,741,706	11,729,724	3,964,742

Amortization of capitalized interest	—	—	179,423	343,572	344,513	84,716

Distributed income of equity investee	550,000	625,000	1,570,000	1,286,787	750,000	390,027
Non-controlling interest in loss of subsidiaries that have not incurred fixed charges	—	—	257,905	316,973	—	—

	(20,512,582)	9,693,189	18,714,199	24,099,746	15,966,999	9,944,668
Less:

Interest capitalized	(4,768,335)	(5,199,980)	(3,392,808)	—	—	—

Total Earnings	(25,280,917)	4,493,209	15,321,391	24,099,746	15,966,999	9,944,668

Fixed Charges

Interest expensed and capitalized (1)	4,459,700	4,726,438	7,696,842	8,772,063	10,780,678	3,578,132
Amortization of capitalized expenses relating to indebtedness	308,635	473,542	665,085	708,151	725,528	336,105

Interest portion of rental expense	97,140	93,637	213,680	261,492	223,518	50,505

Total Fixed Charges	4,865,475	5,293,617	8,575,607	9,741,706	11,729,724	3,964,742

Ratio of Earnings to Fixed Charges	(2)—	(2)—	1.79	2.47	1.36	2.51

Dollar Amount of the Coverage Deficiency	30,146,392	800,408	n/a	n/a	n/a	n/a

(1) Interest expense includes interest on swaps.

(2) The ratio coverage was less than 1:1.